Lattice
THE INFRASTRUCTURE TECHNOLOGY GROUP

130 Jermyn St
London SW1Y 4UR
www.lattice-group.com

02 JUL 22 AM 10: 27

AIR MAIL

Rule 12g3-2(b) File No. 82-5110

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street. N.W.
Washington, D.C. 20549
U.S.A.

02042744

16 July 2002

SUPPL

Dear Sir/Madam

Lattice Group plc
Rule 12g3-2(b) File No. 82-5110

The enclosed Stock Exchange Announcements are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Lattice Group plc ("the Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

PROCESSED
AUG 01 2002
THOMSON
FINANCIAL

7/22

Andrew Poole
Assistant Secretary

cc Pamela Gibson
Shearman & Sterling

Enclosures

Lattice Group Holdings Ltd is part of Lattice Group
Registered in England No. 4042700
Registered Office 130 Jermyn Street, London SW1Y 4UR

Lattice
THE INFRASTRUCTURE TECHNOLOGY GROUP

130 Jermyn St
London SW1Y 4UR
www.lattice-group.com

Rule 12g3-2(b) File No. 82-5110

LATTICE GROUP PLC

PURCHASE OF SHARES BY TRUSTEES OF THE LATTICE GROUP EMPLOYEES SHARE TRUST

The Company has today been notified that Mourant & Co. Trustees Limited, as Trustees of the Lattice Group Employees Share Trust purchased 2,054 ordinary shares of 10p each in Lattice Group plc on 3 July 2002 with the net proceeds from the Lattice Group plc 2001/02 second interim dividend paid on 14 June 2002 (after paying all referable stamp duty, commission and other charges). The shares were purchased at an average price of £1.7025 per ordinary share.

These shares will be added to the notional allocation of shares made to Colin Matthews on his recruitment. This arrangement was established specifically to facilitate his recruitment in recognition of the fact that options lapsed and other benefits were lost on cessation of his previous employment.

The shares will normally only be transferred to Colin Matthews on completion of a two-year period of employment i.e. on the second anniversary of his appointment as a Director of the Company (i.e. 1 November 2003). At that time, the original allocation of shares together with further shares acquired on the reinvestment of dividends paid on these shares and any subsequent shares acquired (less a number which will be sold by the Company to recover the PAYE and any national insurance liability) will be transferred to him.

Following the transaction, the revised notional allocation for Colin Matthews was 67,258.

9 July 2002

Lattice Group Holdings Ltd is part of Lattice Group
Registered in England No. 4042700
Registered Office 130 Jermyn Street, London SW1Y 4UR

THE INFRASTRUCTURE TECHNOLOGY GROUP

130 Jermyn St
London SW1Y 4UR
www.lattice-group.com

ANNOUNCEMENT MADE TO STOCK EXCHANGE

Rule 12g3-2(b) File No. 82-5110

LATTICE GROUP plc

ANNUAL GENERAL MEETING

Lattice Group plc confirms that all resolutions proposed at the Annual General Meeting held today, 15 July 2002, were duly passed by shareholders.

COURT MEETING AND EXTRAORDINARY GENERAL MEETING IN RELATION TO THE PROPOSED MERGER OF EQUALS WITH NATIONAL GRID GROUP PLC ('MERGER')

SHAREHOLDERS APPROVE SCHEME OF ARRANGEMENT

At a Meeting today convened by the Court, held immediately following the conclusion of the Annual General Meeting, ordinary shareholders approved the Scheme of Arrangement under Section 425 of the Companies Act 1985 (as amended) by which the Merger is to be implemented (the "Scheme"). A copy of the Scheme was set out in the Shareholder Circular dated 14 June 2002 which contained the Notice of Court Meeting.

The vote was by way of a poll and Lloyds TSB Registrars acting as Scrutineer have confirmed that the result is as follows:

	By Number	By Holding
Votes in favour	118,299	1,713,642,006
Votes against	5,936	4,211,552

RESOLUTION PASSED AT EXTRAORDINARY GENERAL MEETING

At an Extraordinary General Meeting of the ordinary shareholders which followed immediately after the conclusion of the Court Meeting, the resolution as set out in the Notice of Extraordinary General Meeting contained in the Shareholder Circular dated 14 June 2002 was passed as a special resolution on a show of hands.

The resolution is for the purpose of enabling the implementation of the Scheme and amending the Company's Articles of Association.

The Merger remains subject to the approval of shareholders of National Grid on 23 July 2002, sanction of the Lattice Scheme by the High Court, and the satisfaction of a number of conditions including regulatory consents and approvals. National Grid and Lattice remain confident that the Merger will complete during autumn 2002.

After the meetings, Sir John Parker, Chairman of Lattice said:

"The Board of Lattice welcome the overwhelming support shown by the Lattice shareholders for the Merger with National Grid. Our focus is now to obtain the required regulatory approvals swiftly and to further our detailed plans to create a leading international energy delivery company."

Copies of all resolutions will be available from the Document Viewing Facility of the UK Listing Authority, 25 The North Colonnade, Canary Wharf, London from 4pm tomorrow, 16 July 2002.

Notes to Editors

Resolutions passed at the Annual General Meeting were as follows:

(1) receipt of annual report and accounts for the 15 months ended 31 March 2002;
(2) receipt of the Board Remuneration report;
(3) re-appointment of Mr Colin Matthews;
(4) re-appointment of Mr Stephen Pettit;
(5) re-appointment of Mr Nick Woollacott;
(6) re-appointment of Mr Steve Lucas;
(7) re-appointment of Mr John Wybrew;
(8) re-appointment of Mr George Rose;
(9) re-appointment and remuneration of auditors; and
(10) authority for the Company to make market purchases of ordinary shares within the meaning of Section 163(3) of the Companies Act 1985 (as amended).

THE INFRASTRUCTURE TECHNOLOGY GROUP

130 Jermyn St
London SW1Y 4UR
www.lattice-group.com

02 JUL 21 AM 10:2?

Rule 12g3-2(b) File No. 82-5110

LATTICE GROUP PLC

Annual General Meeting, Court Meeting and Extraordinary General Meeting
The International Convention Centre, Broad Street, Birmingham
Monday 15 July 2002 at 2.00 p.m.

EXTRACT OF THE CHAIRMAN'S SPEECH FOR THE ANNUAL GENERAL MEETING.

As you may be aware, Chris Hampson retires as a Non- Executive director from the close of these meetings. On behalf of all of the members of the Board I would like to thank him for his valued contribution and support during my time as Chairman of Lattice and also as a former Non-executive Director colleague at BG Group.

Let me now turn to the highlights of the past year or more and the prospects for the future, including our proposed merger of equals with National Grid.

Recent financial scandals, mainly in the United States, have led to widespread concerns about corporate governance and the transparency and integrity of company reporting.

There may be only a few rotten apples, but the overall effect is far more damaging because trust in the financial and commercial integrity of business is the essential basis for our complex, modern economies with their countless inter-dependencies.

Your Board take their responsibilities in this regard very seriously indeed. As providers of essential national infrastructure impacting on the economy, and the well-being and safety of people across the country, we have long been committed to the highest standards of openness and consistency in accounting for our actions, decisions and performance standards.

Indeed, to provide greater transparency and comparability for Transco's performance, we have moved the financial year-end to 31 March, which is why this year's AGM is taking place in July and covering the past 15 months. It is why we are amongst the leaders in providing extensive coverage of the Group's occupational health, safety and environmental performance and other aspects of corporate social responsibility in the expanded "How we do business" section of the Annual Report. Equally, we want to be at the forefront of good practice in focusing on the report of the Remuneration Committee, and putting it to the vote later in the AGM.

Transco's RPI-X form of price regulation is a tough discipline, setting ever more demanding performance targets, but one of the virtues of this system from the point of view of all our stakeholders is that it requires transparency and financial integrity – what you see is always

what you get; and, although hard-won, Transco's cash generation provides a very solid underpinning of the Group's commitments to its shareholders, providers of debt and other stakeholders.

This is reflected in the performance of Lattice shares since the demerger which created the Group in October 2000. Since then, our shares have outperformed the FTSE 100 index by over 50 per cent, currently standing over 50 per cent above it.

On that note, I will highlight four key aspects of the current Annual Report to Lattice shareholders :

- first, our continued success in maintaining the drive for performance, delivery and higher service standards – above all, those relating to safety;

- second, Transco's new five-year regulatory settlement which began this April;

- third, our innovative achievements as a responsible corporate citizen;

- and finally, the proposed merger of equals with National Grid and its prospective benefits.

First then, the Group-wide drive for delivery and performance improvement.

I stress that the improvement has been Group-wide, but nothing is more important than the safety, reliability and efficiency with which Transco provides the essential infrastructure for Britain's steadily growing gas industry – incidentally, the third largest gas market in the world, and the source of more than 40% of the country's primary energy.

Transco fulfilled its established mains replacement programme, taking over 2,300km of old iron gas mains out of use over the 15 months. Last September, the Health and Safety Executive laid down the requirement for an accelerated programme to replace all remaining iron mains within 30 metres of buildings, and Ofgem undertook to ensure that Transco would have sufficient resources to deliver it efficiently. Under this, some 91,000 km of iron mains will be replaced over the next 30 years. To put this figure in context, 91,000 km is more than twice the circumference of the earth. Over the 5 years of its current regulatory cycle, Transco is aiming to exceed the target outputs from the £1.5 billion programme through improved network planning and long-term fixed price contracts.

During the past 15 months, all the emergency service standards set by our regulators were exceeded. Transco's gas emergency service attended to 1.67 million gas escapes. 98% of those still leaking were attended within one hour, and 99% of controlled gas escapes within two hours.

Transco is already achieving leading standards for its management of safety when tested against external benchmarks. Following a 34% reduction in the frequency of Lost Time injuries to employees in 2000, it delivered a further 25% reduction for 2001.

We continue to drive for improvement in consumer service standards. In the 15-month period, we answered over 8 million calls at Transco's Call Centres, 96% within 30 seconds. Results from an independent survey showed that 94% of people reporting a gas escape were either satisfied or very satisfied with the handling of their call.

Transco goes on improving its services to its gas shipper customers, exceeding the performance standards for 2001.

We continue to expand the network. During the past 15 months, over 250 km of major transmission pipelines were laid in 7 projects from Scotland and North West England to South Wales and East Anglia. We invested £170 million in the medium and low pressure system, connecting an additional 182,000 domestic and 16,000 non-domestic properties to the network.

My second highlight is the settlement with our economic regulator, Ofgem, for Transco's next 5-year regulatory cycle, and the restructuring needed to deliver it.

Last October's settlement is challenging, requiring Transco to achieve high levels of performance improvement and cost savings against a

background of increasing public concern for safety and for the security of energy supplies.

Tough as the new targets are, we are confident that Transco's restructuring and other improvements will enable us to exceed them while maintaining the drive for continuous improvement in safety, reliability and service standards.

Most importantly, the settlement confirms Transco's Regulatory Value at some £13 billion and provides assurance on the future value of transportation assets on which Transco is entitled to earn a regulatory return. With Transco committed to invest at record levels over the next 5 years, its Regulatory Value after depreciation and inflation is expected to grow to some £15 billion by 2007.

Transco's extensive restructuring programme has led to the creation of 9 network management businesses – one for National Transmission and Trading and eight regional networks. We will retain all the benefits of focussed asset management, while greatly streamlining the overall framework of control and countrywide support activities, and ensuring overall consistency and operational integrity.

Regrettably, Transco's restructuring means job losses, mainly in management and staff grades. By the end of 2003, Transco will have nearly 2,400 fewer direct employees than in 2001. Wherever possible, the necessary manpower reductions are being achieved voluntarily and always with full consultation. On the other hand, we

expect Transco's record levels of capital and replacement expenditure to create 3000 additional jobs with our contractors.

Next, let me turn to our achievements as a responsible corporate citizen

As the provider of Britain's gas infrastructure, we recognise that the basis for value creation must be not just the integrity of our operations and the financial and commercial arrangements underpinning them, but also our performance in the field of corporate social responsibility.

Over the last 15 months, our achievements in this latter area have won increasing recognition. We came first in the pipeline subgroup of the 2001 Dow Jones Sustainability Index. We also achieved a listing in the new FTSE4Good Index and were rated joint first in the Business in the Environment index of Corporate Environmental Engagement.

Intelligent corporate citizenship is the driving force behind our commitment to playing a leading and innovative role in delivering both shareholder value and social value. This is spearheaded through the Lattice Foundation and through schemes such as Transco's Affordable Warmth programme – a key element in the Government's strategy for tackling fuel poverty.

Examples of some of the work of the Foundation featured in the video shown just before we started. Last year, three of the Foundation's

flagship projects: Lattice CRED, Transco Green Futures and an innovative scheme in partnership with Reading Young Offenders Institution, received the prestigious awards from Business in the Community.

I am conscious that time is pressing, so, if you would like more information on the achievements of the Lattice Foundation, please take a brochure from the information desk outside this hall.

The last of my four highlights, the proposed merger with National Grid, is the subject of the Court Meeting and Extraordinary General Meeting later this afternoon.

The Board's acceptance of Transco's new price control, our confidence in Transco's plans to exceed its new regulatory targets, and the good progress made to date, have paved the way for this proposed merger of equals, which was announced 3 months ago.

The merger will create a leading international energy delivery company. It will bring together a unique combination of skills, experience and resources to create an enhanced operational and financial platform. This will enable significant value to be created for our shareholders through the pursuit of future growth opportunities in liberalising energy markets – notably those in the United States, and potentially Europe. The Merged Group will also be capable of delivering an improved service to our customers, while offering better opportunities to our employees.

Lattice and National Grid have already obtained the majority of the required consents from the UK Government. Ofgem has advised the Office of Fair Trading that there are no competition issues meriting a reference to the Competition Commission, and on 2 July, clearance of the merger from the Secretary of State for Trade and Industry was obtained. Patricia Hewitt has also given her consent to the transaction in her capacity as holder of the Lattice special share.

As National Grid is a registered holding company under the US Public Utility Holding Company Act, certain regulatory approvals are also required in the US, including by the US Securities and Exchange Commission. At present, we still await these clearances, as well as agreement with Ofgem on any licence modifications or changes to the Articles of National Grid Transco which may be required.

A further requirement is that the merger of equals is approved by you – our shareholders – and so, today, we are seeking your approval of this merger and related matters. To this end, our Annual General Meeting will be immediately followed by a meeting, convened by the court and described as the Lattice Court Meeting, the purpose of which is to approve the Scheme of Arrangement by which the merger will be carried out. This will establish National Grid as the new parent company of Lattice Group plc. This will, in turn, be followed by an Extraordinary General Meeting which will seek your approval of a resolution to implement the Scheme and amend Lattice's articles.

Many recent transactions in the UK energy sector have involved overseas companies buying into the liberalised UK energy sector. In contrast, this is a merger of two major UK-based companies, each highly regarded for their unique technical and commercial capabilities at the heart of Britain's gas and electricity industries.

National Grid Transco will be the UK's largest utility company, the third largest in Europe, and one of the ten largest in the world with a market capitalisation of around £14 billion.

As a National Grid Transco shareholder, you will benefit from enhanced earnings per share (before exceptional items) in the first full financial year following completion of the merger; and from a progressive dividend policy. Here, the merged Group intends to adopt National Grid's existing dividend policy of aiming to increase dividends per share by 5% per annum in real terms for each year to 31 March 2006 from a base of 16.04 pence per National Grid share for the year ended 31 March 2001.

Your Board unanimously recommends you to vote in favour of this proposed merger of equals.

Before proceeding with the business of the meeting, I would like to pay tribute to the employees of the Group and its businesses. The successful development of the Lattice Group has only been made possible because of the efforts of everyone at all levels. On your behalf, I would like to thank all of my colleagues who have shown

such impressive commitment, dedication and professionalism in meeting the challenges we have faced and in laying the foundations for the future success of National Grid Transco.

Ken Harvey – in relation to Resolution 2; to receive the Board Remuneration report.

Good afternoon ladies and gentleman, I'd just like to make a few comments about the remuneration committee and the remuneration report, which is the subject of this Resolution today. We believed that it was appropriate to do so this year, ahead of the proposed legislation on directors' remuneration.

The members of the Remuneration Committee are all independent Non-Executive Directors and in addition to myself are Sir David Davies, Christopher Hampson, Stephen Pettit, George Rose and Baroness Warwick.

The Committee is responsible for determining the group policy for remunerating the executive directors and the other members of the group executive and for agreeing their individual remuneration packages. The committee operates within delegated terms of reference which have been agreed by the Board. The Committee meets as required.

The remuneration policy has been designed to enable Lattice to attract, retain and motivate executives who have the right skills,

expertise and enthusiasm to drive the business forward and to reward them in line with both their personal contribution and the company's overall success. We ensure that remuneration is appropriate and in line with those offered by the company's comparator group of companies.

15 July 2002